Exhibit 99.1
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
April 29, 2009
Commission File Number: 001-15128
United Microelectronics Corporation

(Translation of registrant’s name into English)
No. 3 Li Hsin Road II
Science Park
Hsinchu, Taiwan, R.O.C.

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☑ Form 20-F ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

United Microelectronics Corporation
Date: 04/29/2009	By:	Chitung Liu
		Name:	Chitung Liu
		Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
99	6K on 2009/04/29

EX-99 2 exhibit1.htm EX-99
UMC Board of Directors Important Announcement
Taipei, Taiwan, R.O.C. — April 29, 2009 — United Microelectronics Corporation (NYSE: UMC, TSE: 2303), (“UMC”) convened its 19th session, 10th term of its Board of Directors meeting today. During the meeting, its board approved to propose the acquisition (the ”Acquisition”) by UMC of the holding company of He Jian Technology (Suzhou) Co., Ltd. (“He Jian”) for resolution at the annual shareholders meeting.
Established in late 2001 as a semiconductor foundry business, He Jian operates an 8-inch fab in Suzhou, China with a monthly capacity of 41,000 wafers, He Jian has made significant inroads into the China market and has established strong relationships with local companies across the semiconductor supply chain. He Jian was profitable from 2005 to 2007 and its operating performance and financial condition remain promising.
UMC’s core business has been in semiconductor foundry for many years. In order to facilitate UMC’s global business reach beyond its current markets, to help expedite business growth, to increase profitability, to enhance shareholder value and to increase UMC’s business competitiveness, UMC believes that a production base in China is key.
During the past six months, the global semiconductor market suffered in the significant financial crisis that led to a worldwide economic downturn. The net value and market value of many semiconductor companies were negatively impacted. Conversely, China’s market was relatively strong during this period, attracting many customers that preferred the option of local production. UMC viewed these circumstances as an opportunity to invigorate itself towards long-term growth. After considering the required manpower, capital and time required to build a new fab, which would exceed one year, UMC proposed the Acquisition. In addition to realizing the value of the 15% ownership interest in the indirect holding company of He Jian held in trust for UMC and promoting its shareholders’ interest, UMC could acquire a fully built, fully staffed and fully operational production base at an attractive price. UMC further anticipates that, by focusing on customer satisfaction, the strong foundation established by He Jian in China will lead to further gains in market share. For He Jian, as an independently operated semiconductor foundry company, the Acquisition is expected to accelerate market penetration and increase profitability as a result of being incorporated into UMC’s world-class operations.
Under the terms of the definitive agreement governing the Acquisition, holders of shares of the holding company that indirectly own He Jian, but excluding the 15% ownership interest held in trust for UMC, are entitled to receive an aggregate consideration of approximately US$285 million. These holders may elect to receive payment in the form of cash or an equivalent value of UMC common stock or American Depositary Shares (“ADS”). The basis of the number of shares to be delivered will be calculated by using the arithmetic average closing value of UMC’s common shares and ADSs during the 6-month period prior to, but excluding, April 29, 2009, the date of the Board of Directors’ meeting.
Consummation of the Acquisition is subject to approvals from governmental authorities, the passage of appropriate resolutions of the shareholders of UMC and the holding company of He Jian and certain other customary conditions.
After the consummation of the Acquisition, UMC plans to integrate resources, reduce operating costs, and expand business scale, as well as to rapidly shorten the time required for establishing a production base in China. With China’s current market still growing and the eventual overall semiconductor industry recovery, UMC expects to expand the potential to grow its long-term revenue and earnings. The expanded international presence of UMC will also enhance its global competitiveness in the rapidly developing semiconductor industry.

Risk Factors Relating to the He Jian Acquisition
We may fail to realize all of the anticipated benefits of the acquisition.
The success of the acquisition will depend, in part, on our ability to realize the anticipated benefits and cost savings from combining the businesses of UMC and He Jian. However, to realize these anticipated benefits and cost savings, we must successfully combine the two businesses. If we are not able to successfully combine the two businesses, the anticipated benefits and cost savings of the acquisition may not be realized fully or at all or may take longer to realize than expected.
UMC and He Jian have operated and, until the completion of the acquisition, will continue to operate, independently. Upon the completion of the acquisition, we must successfully integrate the two businesses. However, it is possible that the integration process could result in the loss of key employees, the disruption of each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect our ability to maintain relationships with customers, suppliers, distributors, creditors, lessors, and those who cooperate with us in product and/or process development or to achieve the anticipated benefits of the acquisition. Integration efforts between the two companies will also divert management attention and resources. These integration matters could have an adverse effect on each of UMC and He Jian during such transition period.
Failure to complete the acquisition could negatively impact our stock price and our future business and financial results.
If the acquisition is not completed or our expected internal or external financing for the transaction becomes unavailable, our ongoing business and financial results may be adversely affected and we will be subject to a number of risks, including the following:
•	we will be required to pay certain costs relating to the acquisition, whether or not the acquisition is completed;

•
matters relating to the acquisition (including integration planning) may require substantial commitments of time and resources by our management, which could otherwise have been devoted to other opportunities that may have been beneficial to us.

We could also be subject to litigation related to any failure to complete the acquisition. If the acquisition is not completed, these risks may materialize and may adversely affect our business, financial results and stock price.
The required regulatory approvals may not be obtained or may contain materially burdensome conditions that could have an adverse effect on us.
Completion of the acquisition is conditioned upon the receipt of certain governmental approvals, including, without limitation, the approval of the acquisition by the antitrust regulators in the Republic of China, the approval of the acquisition by the Suzhou Industrial Park (PRC) and the approval of the acquisition by the Investment Commission of the ROC Ministry of Economic Affairs and the ROC Investment Commission of the State Supervisor Financial Commission. Although UMC and He Jian have agreed in the agreement governing the acquisition to use their commercially reasonable efforts to obtain the requisite governmental approvals, there can be no assurance that these approvals will be obtained. In addition, the governmental authorities from which these approvals are required may impose conditions on the completion of the acquisition or require changes to the terms of the acquisition. If we become subject to any material conditions in order to obtain any approvals required to complete the acquisition, our business and results of operations may be adversely affected.
We will incur significant transaction and acquisition-related costs in connection with the acquisition.
We expect to incur a number of non-recurring costs associated with integrating the operations of He Jian. The substantial majority of non-recurring expenses resulting from the acquisition will be comprised of transaction costs related to the acquisition, facilities and systems consolidation costs and employment—related costs. We will also incur transaction fees and costs related to formulating integration plans. Additional unanticipated costs may be incurred in the integration of He Jian’s business. Although we expect that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, should allow us to more than offset incremental transaction and acquisition-related costs over time, this net benefit may not be achieved in the near term, or at all.

The acquisition of He Jian may subject us to further investigations by regulatory authorities in Taiwan and complicate the legal proceedings of two of our former executives who were charged with criminal offenses in relation to an alleged investment in He Jian.
Two of our former executives were charged with criminal offenses and our company was fined for violations of the Act Governing Relations Between Peoples of the Taiwan Area and the Mainland Area in connection with our pre-agreement alleged involvement in the operation of He Jian Technology (Suzhou) Co., Ltd., a semiconductor manufacturer in China.
In early 2006, the Hsinchu District Prosecutor’s Office brought criminal charges in the Hsinchu District Court against our former Chairman, Robert H. C. Tsao and our former Vice Chairman, John Hsuan in connection with their alleged breach of fiduciary duties and certain alleged violations of the ROC Commercial Accounting Act. Prior to such charges, both our former Chairman and former Vice Chairman resigned from their respective positions with our company. The Hsinchu District Court found our former Chairman and former Vice Chairman not guilty in October 2007, and the Prosecutor’s office filed an appeal with the Taiwan High Court in November 2007. On December 31, 2008, the Taiwan High Court rejected the prosecutor’s appeal and sustained the Hsinchu District Court’s decision. On January 20, 2009, the Taiwan High Prosecutor’s office filed an appeal of this decision with the Supreme Court. The case is still pending in the Supreme Court.
The ROC Financial Supervisory Commission, or the ROC FSC, a regulatory authority that supervises securities, banking, futures, and insurance activities in Taiwan, also began their investigation into whether there had been any violation of ROC securities laws by us. In April 2005, our former Chairman was fined (1) NT$2.4 million by the ROC FSC for our alleged delay in making timely public disclosure (within two days) regarding the information relating to He Jian, which had been resolved in our board meeting on March 4, 2005, or the March 4 Resolution, and (2) NT$0.6 million for our alleged failure to disclose the information regarding the assistance we had provided to He Jian. Our former Chairman’s appeal in relation to such fines was overruled in early 2006, and a lawsuit was filed by our former Chairman with the Taipei Administrative High Court to challenge the ROC FSC fines. In December 2007, the Taipei Administrative High Court revoked the ROC FSC’s decision and ruled in favor of our former Chairman. In January 2008, the ROC FSC filed an appeal with the Supreme Administrative Court. The appeal is still pending in the Supreme Administrative Court.
In connection with the March 4 Resolution, our company was also fined in the amount of NT$30,000 by the Taiwan Stock Exchange for an alleged delay in making public disclosure. After our former Chairman and former Vice Chairman were indicted by the prosecutor, our company was found by the ROC Ministry of Economic Affairs, or the ROC MOEA, to be in violation of the Act Governing Relations Between Peoples of the Taiwan Area and the Mainland Area and fined in the amount of NT$5 million for our alleged illegal investment in He Jian. Our appeal to the ROC MOEA in relation to such fines was denied in late 2006. We filed an administrative lawsuit in December 2006 with the Taipei Administrative High Court to challenge the ROC MOEA fine. In July 2007, the Taipei Administrative High Court revoked the ROC MOEA’s decision and ruled in our favor. In August 2007, the ROC MOEA filed an appeal with the Supreme Administrative Court. The appeal is still pending in the Supreme Administrative Court.
Our acquisition of He Jian may subject us to increased scrutiny and may result in investigations or fines by the regulatory authorities in Taiwan, which could have a material adverse effect on our ability to conduct our business and our future results of operations.

SAFE HARBOR: FORWARD-LOOKING STATEMENTS
This announcement includes statements that may constitute forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. UMC may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about UMC’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, risks outlined in UMC’s filings with the U.S. Securities and Exchange Commission, including its registration statements on Form F-1, F-3, F-6 and 20-F, in each case as amended. UMC does not undertake any obligation to update any forward-looking statement, except as required under applicable law.
This release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the company and management, as well as financial statements.